Filed Pursuant to Rule 425 Filing Person: CommScope, Inc. Subject Company: Andrew Corporation Commission File Number: 333-145398

CommScope

Lehman Brothers Global Technology Conference December 5, 2007

This presentation contains forward-looking statements regarding, among other things, the proposed business combination between CommScope and Andrew and the anticipated consequences and benefits of such transaction, and other financial and operational items relating to CommScope and Andrew. Statements made in the future tense, and statements using words such as "intend," "goal," "estimate," "expect," "expectations," "project," "projections," "outlook," "plans," "anticipates," "believe," "think," "confident" and "scheduled" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are not a guarantee of performance and are subject to a number of risks and uncertainties, many of which are difficult to predict and are beyond the control of CommScope or Andrew. These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered. Relevant risks and uncertainties relating to the proposed transaction include, but are not limited to: the risk that required regulatory review and approval may not be obtained in a timely manner, if at all; Andrew's stockholders may not approve the proposed transaction; the anticipated benefits and synergies of the proposed transaction may not be realized; the integration of Andrew's operations with CommScope could be materially delayed or may be more costly or difficult than expected; the proposed transaction may not be consummated; legal proceedings may be commenced by or against CommScope or Andrew. Relevant risks and uncertainties generally applicable to CommScope and Andrew include, but are not limited to: changes in cost and availability of key raw materials and the ability to recover these costs from customers through pricing actions; customer demand for products and the ability to maintain existing business alliances with key customers or distributors; concentration of sales among a limited number of customers or distributors; the risk that internal production capacity and that of contract manufacturers may be insufficient to meet customer demand for products; the risk that customers might cancel orders placed or that orders currently placed may affect order levels in the future; continuing consolidation among customers; competitive pricing and acceptance of products; industry competition and the ability to retain customers through product innovation; possible production disruption due to supplier or contract manufacturer bankruptcy, reorganization or restructuring; successful ongoing operation of our vertical integration activities; ability to achieve expected sales, growth and earnings goals; costs of protecting or defending intellectual property; ability to obtain capital on commercially reasonable terms; regulatory changes affecting us or the industries we serve. For a more complete description of factors that could cause such a difference, please see CommScope's filings with the Securities and Exchange Commission (SEC), which are available on CommScope's website or at www.sec.gov, and Andrew's filings with the SEC, which are available on Andrew's website or at www.sec.gov. In providing forward-looking statements, neither CommScope nor Andrew intends, and neither undertakes any duty or obligation, to update these statements as a result of new information, future events or otherwise.

Frank Drendel, Chairman and Chief Executive Officer


so much MORE

Additional Information

In connection with the proposed merger, CommScope filed a registration statement with the SEC on Form S-4 (File No. 333-145398) containing a proxy statement/prospectus and CommScope and Andrew mailed a definitive proxy statement/prospectus to Andrew's stockholders containing information about the merger. **INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY.**

The registration statement and the proxy statement/prospectus contain important information about CommScope, Andrew, the merger, and related matters. Investors and security holders may obtain free copies of these documents through the web site maintained by the SEC at www.sec.gov. In addition to the registration statement and the proxy statement/prospectus, CommScope and Andrew file annual, quarterly, and special reports, proxy statements, and other information with the SEC. Printed copies of these documents can also be obtained free of charge (other than a reasonable duplicating charge for exhibits to our reports on Form 10-K, Form 10-Q and Form 8-K) by any stockholder who requests them from either CommScope's or Andrew's Investor Relations Department:

Investor Relations
CommScope, Inc.
1100 CommScope Place, SE
P.O. Box 339
Hickory, North Carolina 28602 U.S.A.
Phone: 1-828-324-2200
Fax: 1-828-982-1708
E-mail: investor.relations@commscope.com

Investor Relations
Andrew Corporation
3 Westbrook Corporate Center
Suite 900
Westchester, Illinois 60154 U.S.A.
Phone: 1-800-232-6767 or 1-708-236-6616
Fax: 1-708-492-3774
E-mail: investor.relations@andrew.com

CommScope, Andrew and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Andrew stockholders in connection with the proposed transaction. Information about CommScope's directors and executive officers and their ownership of CommScope common stock is set forth in the definitive proxy statement for CommScope's 2007 annual meeting of stockholders, as filed by CommScope with the SEC on Schedule 14A on March 16, 2007. Information about Andrew's directors and executive officers and their ownership of Andrew common stock is set forth in the definitive proxy statement for Andrew's 2007 annual meeting of stockholders, as filed by Andrew with the SEC on Schedule 14A on December 29, 2006. Other information regarding the participants in the proxy solicitation is contained in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

CommScope

Agenda

- CommScope overview
- Fourth Quarter 2007 Outlook
- Andrew acquisition
- Questions and answers

CommScope - A Global Leader in "Last Mile" Infrastructure Solutions

Business Overview

- **Enterprise:** Structured cabling/connectivity solutions
- **Broadband:** Cable & connectivity for HFC
- **Carrier:** North American provider of environmentally secure cabinets for DSL/FTTN and cable for wireless transmission systems

2006 Sales by Product



Carrier
17%
Enterprise
49%
Broadband
34%

Total Sales



($m)
$1,900
$950
$0
$1,178
$1,337
$1,624
$1,882
*2004
2005
2006
LTM 9-30-07

*2004 revenue is pro forma for the ACS acquisition

2006 Sales by Region



Latin America
7%
Asia Pacific
8%
EMEA
15%
North America
70%

CommScope

Need for Bandwidth Drives Infrastructure Investment

New Applications + More Devices + **Increasing Global Network Connections** + **Favorable Wireless Trends**



IP VIDEO EVERYWHERE



Global Internet Users
>1B
Broadband
215M
5M
1999
2006

GLOBALIZATION



Global Wireless Subscribers
• Increasing minutes of use
• Handset growth
• Increasing mobile backhaul
• Mobile video service
• Emerging markets
>3.5B
1.7B
2004
2008E

MOBILITY

Greater demand for infrastructure solutions

Sources: Computer Industry Almanac, Lehman Brothers, Industry presentations

CommScope

Enterprise Segment

- Global leader of Enterprise infrastructure solutions (patching, apparatus, cable)
- Brand strength through technical leadership, quality & reliability
- SYSTIMAX® GigaSPEED® X10D - 10 Gigabit Ethernet solution over copper

Drivers

- Increasing bandwidth needs (IP video, data-intensive applications)
- Data center consolidation
- Globalization (international scale & demand)



802.11 Wireless
Patching
TC
ER
Riser
EF
TC
TO
Campus Backbone
Horizontal

CommScope

Enterprise Overview – The Big Picture

Annual Sales ($ in millions)



$900
$450
$0
$601
$660
$801
$867
*2004
2005
2006
LTM 9-30-07

*2004 sales are pro forma, as if Avaya Connectivity Solutions had been acquired on 1-1-04

Operating Income ($ in millions)



$140
$70
$0
$22
$34
$96
$140
2004
2005
2006
LTM 9-30-07

Enterprise Drivers

- Global demand for bandwidth
  - IP video
  - Data-intensive applications
  - Globalization
- Data center consolidation and deployment
- Nearly ½ of Enterprise sales are outside the U.S.

CommScope

Enterprise Upgrade Cycle

- Video and data-intensive applications are driving today's local area network expansion
- Data Center consolidation continues to drive growth
- Enterprise upgrade cycle
- 100 Mb/s moving towards obsolescence - 1Gb/s and 10Gb/s should become new standard

Horizontal Today



10 Gb/s
Other
1 Gb/s
100 Mb/s

Horizontal Tomorrow



100 Mb/s
Other
10 Gb/s
1 Gb/s

CommScope is the global leader in 1Gb & 10Gb infrastructure solutions

Source: January 2007, Systimax® Solutions: Speed and Agility. Performance and Reliability. A Report on Global Enterprise Network Trends. The report surveyed ~1500 IT professionals in 45 countries.

CommScope

Enterprise Quarterly Sales Pattern

Expect Double Digit YoY Growth in Q407



$m
$250
$125
$0
Unusually Strong Q306
Q105
Q205
Q305
Q405
Q106
Q206
Q306
Q406
Q107
Q207
Q307
Q407E*

*Q407E is an estimate and is part of the company's public guidance

CommScope

Broadband Segment

- Global leader in coaxial cable in HFC networks
- Strong North American position in fiber optic cable for HFC networks

Drivers

- Competition between cable & telephone companies
- Expanding video, voice & data services (HDTV, VOD, VoIP)



Small Businesses
Office Parks
ONT
ONT
Residential
HFC Network
Splitter
Hub
Optical
Node
Coaxial Cable
Hub / Headend

CommScope

Broadband Overview – The Big Picture

Annual Sales ($ in millions)



$620
$310
$0
$423
$460
$550
$617
2004
2005
2006
LTM 9-30-07

Operating Income ($ in millions)



$70
$35
$0
$29
$48
$34
$68
2004
*2005
2006
LTM 9-30-07

*2005 Broadband operating income includes the gain on Adelphia AR that had previously been written off

Broadband Drivers

- Global demand for bandwidth
  - HDTV, VOD, VoIP, High-Speed Data
- MSO vs. Telco competition
- Increasing focus on business services
- Significant ongoing network maintenance

CommScope

Carrier Segment

- **A leading North America provider of secure enclosures for telecom applications** (supports xDSL & FTTN deployments)
- **Cable solutions for wireless transmission systems**

Drivers

- Network investment shifting to the "edge"
- Telco infrastructure upgrade – expanding video & high-speed data services
- Competition between cable and telephone companies
- Continued growth in demand for wireless services







Carrier Overview – The Big Picture

Annual Sales ($ in millions)


$400
$200
$0
$155
$217
$273
$378
*2004
2005
2006
LTM 9-30-07

*2004 sales are pro forma as if Avaya Connectivity Solutions had been acquired on January 1, 2004.

Operating Income ($ in millions)


$60
$30
$0
-$30
-$60
($46)
($7)
$28
$60
2004
2005
2006
LTM 9-30-07

Carrier Drivers

- Global demand for bandwidth
  - Telcos upgrading infrastructure to expand higher speed data services and video (FTTN)
  - Wireless carriers investing in infrastructure to support customer growth, MOU & new services
- MSO vs. Telco Competition
- Improved Carrier outlook for Q407

CommScope

Raising Q407 Financial Guidance

Business Environment

- Ongoing, fundamental demand for bandwidth
- Ongoing competition between Telcos and MSOs
- Ongoing wireless infrastructure investment
- Concern about US Economy (construction, financial markets)

CommScope Q407 Outlook (Excludes Andrew)

- Improved Carrier outlook and solid Enterprise demand
- Sales of $435 - $445m, up 10% - 13% YOY
- Operating income up 30% - 45% YOY based on expected operating margins of 11.5% - 12.5%

CommScope

Andrew Acquisition: Strategic Rationale

Expanding Global Leadership in "Last Mile" Infrastructure Solutions

CommScope



ANDREW

- Building upon complementary global product offerings
- Providing customers with a broader array of infrastructure solutions
- Significant opportunity to reduce costs

- Expanding global distribution & manufacturing capabilities
- Significant opportunity for revenue synergies
  - In-building wireless
  - Cabinets for wireless apps.
- Enhancing global growth opportunities

- Strengthening industry-leading R&D and intellectual property portfolio
- Creating scale in procurement, logistics and manufacturing
- Diversifying top-tier customer base

Opportunity to Expand Earnings & Operating Cash Flow

Andrew – A Global Leader in Wireless Communications

Business Overview

- **Antenna and Cable Products:** base station and microwave antennas, connectors/assemblies, cables
- **Base Station Subsystems:** power amplifiers, filters/combiners
- **Network Solutions:** geolocation, network optimization, services
- **Wireless Innovations:** repeaters, boosters, combiners, duplexers, indoor antennas

2007 Sales by Product[1]



Base Station Subsystems 18%
Wireless Innovations 9%
Satellite Communications 5%
Network Solutions 4%
Antenna & Cable 64%

Total Sales[1]



$2,200
$1,100
$0
$1,828
$1,961
$2,146
$2,196
2004
2005
2006
2007

2007 Sales by Region[1]



Asia Pacific 20%
Americas 43%
EMEA 37%

1. Andrew Public Filings. Data reflects fiscal year ending 9/30/07 and does not reflect the divestiture of SatCom or the OEM Filter business to Nokia Siemens Networks

CommScope

Building a Stronger, More Diversified CommScope

- More than 50 transition teams working
- Senior Leadership & Andrew® Wireless Solutions organization announced:
  - Eddie Edwards & Ted Hally
- Significant, achievable synergies ($50m-$60m in year 1; $90m-$100m in year 2)
- Andrew acquisition, which is subject to customary closing conditions and regulatory approval, is expected to close by year end

Pro Forma Sales[1] By Category


Carrier & Network Solutions 29%
Enterprise 21%
Broadband/ Cable Television 15%
Wireless Antenna & Cable 35%

Pro Forma Sales By Region[1]


Latin America 7%
Asia Pacific 12%
EMEA 24%
North America 57%

[1] 2006 CommScope & Andrew annual reports. Sales summaries are for illustrative purposes only and are not intended to suggest potential operational alignment or segment reporting assumptions

CommScope

Why We Believe CommScope Will Succeed

❶ Global market leadership and excellent business position

❷ Positive industry fundamentals

❸ Reliable execution throughout the business cycle


CommScope strives to provide solutions that are part of the essential fabric for high-bandwidth networks of the future

CommScope

Coming Together.

ANDREW® Wireless Solutions

- Questions -